LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1

Reporting Package Table of Contents

Administrator:
Scott Kallback 312.904.5444
scott.kallback@abnamro.com

Analyst:
Shaun Horbochuk 714.259.6217
Shaun.Horbochuk@abnamro.com

Issue Id:	SAT00601
Monthly Data File Name:	SAT00601_200711_3.ZIP

	Page(s)
Statements to Certificateholders	Page 2
Cash Reconciliation Summary	Page 3
Bond Interest Reconciliation	Page 4
Bond Interest Reconciliation	Page 5
Rating Information	Page 6
Realized Loss Detail	Page 7
Other Related Information	Page 8
Other Related Information	Page 9

Closing Date:	28-Feb-2006
First Payment Date:	15-May-2006
Rated Final Payment Date:	15-Nov-1996
Determination Date:	15-Nov-2007

Trust Collection Period
5/16/2007 - 11/15/2007

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's

Information is available for this issue from the following sources	
LaSalle Web Site	www.etrustee.net
LaSalle Factor Line	800.246.5761

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

LaSalle Bank
ABN AMRO

WAC: 7.250000%

Statement Date: 15-Nov-07
Payment Date: 15-Nov-07
Prior Payment: 15-May-07
Next Payment: 15-May-08
Record Date: 09-Nov-07

Grantor Trust

ABN AMRO Acct: 723469.1

Class CUSIP	Original Face Value (1)	Opening Balance Per $ 1000	Principal Payment Per $ 1000	Principal Adj. or Loss Per $ 1000	Negative Amortization Per $ 1000	Closing Balance Per $ 1000	Interest Payment (2) Per $ 1000	Interest Adjustment Per $ 1000	Pass-Through Rate Next Rate(3)
A 80412D105	79,795,000.00	79,795,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	79,795,000.00 1000.000000000	2,792,825.00 34.999999957	0.00 (0.000000043)	7.0000000000% Fixed
B 80412DAA3	2,191,000.00 N	2,191,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	2,191,000.00 1000.000000000	94,243.75 43.014034947	0.00 (0.000000053)	0.0000000000% N/A
Total	79,795,000.00	79,795,000.00	0.00	0.00	0.00	79,795,000.00	2,887,068.75	0.00	

Total P&I Payment	2,887,068.75

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	2,892,568.75
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	2,892,568.75
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,892,568.75
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,500.00)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,500.00)
Total Interest Due Certs	2,887,068.75

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,892,568.75
Remittance P&I Due Certs	2,887,068.75

Pool Balance Summary

	Balance	Count
Beginning Pool	79,795,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	79,795,000.00	2

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1
Bond Interest Reconciliation Detail

Class	Accrual		Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support	
	Method	Days										Original	Current (1)
A	30/360	180	79,795,000.00	7.000000%	2,792,825.00	0.00	0.00	2,792,825.00	2,792,825.00	0.00	0.01	NA	NA
B	30/360	180	2,191,000.00	0.000000%	94,243.75	0.00	0.00	94,243.75	94,243.75	0.00	0.00	NA	NA
					2,887,068.75	0.00	0.00	2,887,068.75	2,887,068.75	0.00	0.01		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1
Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A	15-May-2007	15-Nov-2007	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,792,825.00	2,792,825.00
B	15-May-2007	15-Nov-2007	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	94,243.75	94,243.75
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,887,068.75	2,887,068.75

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1
Rating Information

		Original Ratings			Rating Change/Change Date(1)				
Class	CUSIP	Fitch	Moody's	S&P	Fitch	Moody's		S&P	
A	80412D105	NR	A3	A-		B2	8/11/07	B-	8/23/07
B	80412DAA3	NR	NR	NR				B-	8/23/07

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-07
Payment Date:	15-Nov-07
Prior Payment:	15-May-07
Next Payment:	15-May-08
Record Date:	09-Nov-07

ABN AMRO Acct: 723469.1
Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

Underlying Information

Name	The Times Mirror Company 7.25% Debentures
Cusip	887360AT2
Balance	79,795,000.00
Current Rate	7.25%
Next Rate	7.25%
Amount Received	2,892,568.75
Ratings Moody/S&P/Fitch	A3/A-/NR

Notice to Investors

Effective October 1, 2007, Bank of America Corporation, parent corporation of Bank of America, N.A. ("Bank of America") and Banc of America Securities LLC ("BAS"), has acquired ABN AMRO North America Holding Company, parent company of LaSalle Bank Corporation and LaSalle Bank National Association ("LaSalle"), from ABN AMRO Bank N.V. (the "Acquisition").